Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2005

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC. (Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Convening Notice - Extraordinary Shareholders Meeting dated on February 22, 2005	3

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.
CNPJ nº 33.256.439/0001 - 39                NIRE 35.300.109.724
Publicly Listed Company

NOTICE FOR THE CONVENING OF AN EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS

The Shareholders of Ultrapar Participações S.A. are hereby convened for an Extraordinary General Meeting, to be held on 22 February 2005, at 2 p.m., at Ultrapar Company Headquarters, located at Avenida Brigadeiro Luiz Antonio, nº 1343, 9th floor, in the City of São Paulo, in the State of São Paulo, with the purpose of deliberating on the following orders of the day:

a.    modify Article 5 of the Company's Bylaws, bearing in mind the capital increase decided on at a meeting of the Board of Directors carried out on February 2, 2005.

b.    authorise for the conversion of shares issued by the Company, from ordinary into preferred shares, as requested by shareholders, under the terms of Article 11 of the Company Bylaws. The possibility of conversion will be granted to all shareholders who opt to do so, such a request that must be filed with the Company until February 18, 2005. If the number of ordinary shares offered for conversion exceed the legal limit ratio between ordinary and preferred shares, as set out under Brazilian Corporate Law and the Company Bylaws, the conversion will be executed on a pro-rata basis to the number of shares held, among the requesting shareholders.

c.    authorise the executive board to take all the necessary steps to implement the conversion of shares.

To take part in the Extraordinary General Meeting, the shareholders must have their status as shareholders proven through verification of the Company share registry.

Shareholders may be represented at the Extraordinary General Meeting by proxy, under the terms of Article 126, paragraph 1, of Law N.º 6.404/76, being necessary to present the respective power of attorney, which must be deposited at Company Headquarters with the Investor Relations Department by 5:30 p.m. on 21 February 2005.

São Paulo, February 4, 2005.

     Paulo Guilherme Aguiar Cunha
Chairman of the Board Of Directors

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial and Investor Relations Officer